EXHIBIT 99.1

Kinross announces Annual Shareholder Meeting voting results

TORONTO, April 30, 2026 (GLOBE NEWSWIRE) -- Kinross Gold Corporation (TSX: K, NYSE: KGC) has announced the detailed voting results of the election of its Board of Directors, which took place at the Company’s Annual Meeting of Shareholders on April 30, 2026.

The nominees listed in the Management Information Circular dated March 3, 2026, were elected as directors of Kinross at the meeting (see detailed voting results below).

Board of Directors voting results

Nominee	Votes for	% for	Votes withheld	% withheld
George V. Albino	873,748,053	98.53%	13,012,487	1.47%
Glenn A. Ives	878,492,173	99.07%	8,268,367	0.93%
Ave G. Lethbridge	855,129,091	96.43%	31,631,449	3.57%
Michael A. Lewis	868,555,176	97.95%	18,205,364	2.05%
Candace J. MacGibbon	885,840,025	99.90%	920,515	0.10%
Elizabeth D. McGregor	885,938,271	99.91%	822,269	0.09%
Kelly J. Osborne	875,425,764	98.72%	11,334,777	1.28%
George N. Paspalas	874,226,424	98.59%	12,534,117	1.41%
J. Paul Rollinson	885,970,336	99.91%	790,204	0.09%
David A. Scott	879,626,045	99.20%	7,134,496	0.80%

Voting results on the other items of business at the Annual Meeting of Shareholders are as follows:

“Say on Pay” resolution on executive compensation

Votes for	% for	Votes against	% against
824,534,053	92.98%	62,226,483	7.02%

Appointment of auditors

Votes for	% for	Votes withheld	% withheld
849,889,858	90.49%	89,334,364	9.51%

A report on all matters voted on at the meeting has been filed on SEDAR+.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact
Samantha Sheffield
Director, Corporate Communications
phone: 416-365-3034
Samantha.Sheffield@Kinross.com

Investor Relations Contact
David Shaver
Executive Vice-President, Investor Relations & Communications
phone: 416-365-2854
InvestorRelations@Kinross.com

Source: Kinross Gold Corporation